SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

Form 12b-25
NOTIFICATION OF LATE FILING

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2001

SEC FILE NUMBER: 1-7283
CUSIP NUMBER: 75-8750103

______________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Regal-Beloit Corporation
Regal-Beloit Corporation Personal Savings Plan Regal-Beloit Savings and Protection Plan Marathon Electric Hourly 401 (k) Savings Plan Marathon Electric Salaried Employees' 401 (k) Savings Plan

Address of Principal Executive Office (Street and Number):
200 State Street
City, State and Zip Code:
Beloit, Wisconsin 53511-6254

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registration seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[x] (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x] (b)	The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

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(c)	The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 1, 2002, REGAL-BELOIT CORPORATION (the "Company") was informed by Arthur Andersen LLP that Arthur Andersen LLP would not be able to complete the audits of the Regal-Beloit Corporation Personal Savings Plan, Regal-Beloit Savings and Protection Plan, Marathon Electric Hourly 401 (k) Savings Plan and the Marathon Electric Salaried Employee's 401 (k) Savings Plan (collectively the "Plans) due to the turnover of personnel with benefit plan expertise in the performing office and the significant financial, operational and litigatory issues surrounding Arthur Andersen LLP. Immediately, upon receiving such communications, the Company contracted Deloitte & Touche LLP to perform the audits of the Plans.

Based on the timing of the communication from Arthur Andersen LLP and the fact that the communication was within 30 days of the due date of the Form 11-Ks, the Company is unable to have Deloitte & Touche LLP finalize the audits of the Plans prior to June 30, 2002, which is the due date of the Plans and respective Form 11-K filings. Therefore, in response to this, the Company is unable to file the applicable Form 11-Ks for the Plans within the prescribed time period.

In accordance with Rule 12 (b) - 25 (b) (2) of the Securities Exchange Act of 1934, as amended, and pursuant to part II (b) of this Form 12b - 25, the Company undertakes to file its Form 11-Ks' for the Plans within 15 days following the prescribed due date setforth.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Kenneth F. Kaplan Vice President, Chief Financial Officer and Secretary Regal-Beloit Corporation (608) 364-8800
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                 [x] Yes                                      [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [  ] Yes                                     [x] No

(4)	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(a)	Not applicable
(b)	Not applicable
(c)	Exhibits. The following exhibit is being filed herewith.
(99) Letter from Deloitte & Touche LLP to the Securities and Exchange Commission dated June 28, 2002.

Regal-Beloit Corporation

Regal-Beloit Corporation Personal Savings Plan
Regal-Beloit Savings and Protection Plan
Marathon Electric Hourly 401 (k) Savings Plan
Marathon Electric Salaried Employees' 401 (k) Savings Plan
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2002	By:	/S/ Kenneth F. Kaplan
Kenneth F. Kaplan Vice President, Chief Financial Officer and Secretary

Exhibit 99

June 28, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read and agree with the comments in Part III of Form 12b-25 dated June 28, 2002 of Regal-Beloit Corporation.

Very truly yours,
/S/ Deloitte & Touche LLP
Deloitte & Touche LLP